EXHIBIT (A)(6)

Nycomed Amersham - Agreement to Acquire Molecular Dynamics

AGREED MERGER WILL FURTHER STRENGTHEN AMERSHAM PHARMACIA BIOTECH'S LEADING POSITION IN FAST-GROWING GENOMICS MARKET

               Nycomed Amersham plc (NYSE: NYE) and Molecular Dynamics, Inc. (Nasdaq: MDYN) announce that Amersham Pharmacia Biotech Ltd, the joint venture between Nycomed Amersham plc (55%) and Pharmacia & Upjohn Inc. (NYSE: PNU) (45%), and its strategic partner, Molecular Dynamics, have entered into a merger agreement providing for the acquisition of Molecular Dynamics, Inc. by Amersham Pharmacia Biotech Inc. This acquisition will further strengthen Amersham Pharmacia Biotech's competitive position in the market for DNA sequencing and genomic analysis.

               Under the terms of the agreement, Amersham Pharmacia Biotech will initiate a cash tender offer of US$20.50 per Molecular Dynamics share, thereby valuing the entire fully diluted Molecular Dynamics' share capital at approximately US$256 million. The board of directors of Molecular Dynamics has unanimously approved the acquisition and recommends that shareholders in Molecular Dynamics accept the offer. The chairman and chief executive officer of Molecular Dynamics have agreed to tender their shares into the offer.

               Amersham Pharmacia Biotech is one of the world's largest suppliers of biotechnology products to those involved in life-science research and pharmaceutical production. It is already the leader in the majority of its markets: industrial and laboratory separation of biomolecules, drug screening, production technologies for anti-sense type drugs, reagents for drug trials and molecular biology.

               Molecular Dynamics, a public corporation with headquarters in Sunnyvale, California, is a leading provider of systems that accelerate genetic discovery and analysis. These include DNA sequencing instruments (based on
capillary array electrophoresis), microarrays and scanners.   For the year
ended 31 December 1997, Molecular Dynamics reported sales of US$55.7 million and pre-tax profits of US$5.5 million. The company had net assets of US$41.9 million at 31 December 1997.

               The two companies formed a strategic alliance in 1994. This partnership has been highly successful in bringing together the molecular biology and chemistry skills of Amersham Pharmacia Biotech with the instrumentation and software capabilities of Molecular Dynamics to develop and
market complete DNA sequencing and genomic analysis systems.   The alliance
has established a strong position with leading genomic and pharmaceutical companies through its technology leadership, which is underpinned by intellectual property rights held by both Amersham Pharmacia Biotech and Molecular Dynamics.

               Since its launch last year, the alliance's Microarray programme for DNA analysis has achieved significant market acceptance through technology access contracts involving more than 20 partner companies. The alliance's high-throughput DNA sequencing system, MegaBACE[Trademark], is based on state-of-the-art capillary electrophoresis. Designed for production-scale sequencing operations, MegaBACE was first commercialised a year ago and is now routinely used in the leading American, European and Japanese genomics centers.

               The partners believe that combining their operations will accelerate the commercialisation of these systems. Further, an integrated research and development approach will maximise the potential of the technologies and customers will also benefit from a unified support approach. The combined extensive global sales network is expected to enhance the market penetration of Molecular Dynamics' well-established scanners as well as the sequencing and microarray systems.

               Ron Long, chief executive of Amersham Pharmacia Biotech, explained: "This important step of combining with our California partner will strengthen our position at the heart of the genomics industry. The move balances our portfolio of enabling technologies that we offer to the pharmaceutical industry and academic researchers. Through Molecular Dynamics, we will be focusing our efforts on collaborating with the international genomics community to enable the acceleration of their research programmes through our innovative technology."

               Jay Flatley, president and chief executive officer of Molecular Dynamics, will continue to lead the business and report to Ron Long. Mr. Flatley added: "This agreement is the natural evolution of our successful four-year collaboration. We believe that our combination is the most effective way to accelerate the commercialisation and development of our genomic technologies. It will enable us to build on our existing California operation as a world-class centre of excellence in DNA sequencing and microarray technologies."

               The net cash cost to Amersham Pharmacia Biotech of acquiring those shares it does not already own and cancelling in-the-money share options is expected to be approximately US$199 million. This is after taking into account cash and marketable securities held by Molecular Dynamics of US$19.7 million as of 30 June 1998. Amersham Pharmacia Biotech has held 1 million shares in Molecular Dynamics since 1994.

               The acquisition will be financed through existing bank facilities. The boards of Nycomed Amersham plc anticipates that the acquisition will enhance Nycomed Amersham's earnings per share before goodwill in the year ending December 2000.

               The completion of the tender offer will be conditional upon the customary regulatory approvals and upon a majority of the fully diluted shares in Molecular Dynamics being properly tendered and not withdrawn prior to the expiration of the offer. Upon the successful completion of the tender offer, a subsidiary of Amersham Pharmacia Biotech Inc will be merged into Molecular Dynamics and any Molecular Dynamics shares not tendered and purchased in the tender offer will be converted to the right to receive US$20.50 per share in cash. The common stock of Molecular Dynamics is traded on the National Market System of Nasdaq (symbol: MDYN) and the company presently has approximately
10.28 million common shares outstanding.

               Except for the historical information contained herein, the matters discussed in this news release are forward looking statements that involve risks and uncertainties, including the timely shipment of new products, the effect of competitive pressures and the other risks detailed from time to time in the companies' SEC reports, including the Annual Reports on Forms 10-K for the fiscal year ended December 31, 1997 for Nycomed Amersham plc and Molecular Dynamics, Inc and the Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 for Molecular Dynamics.

               Nycomed Amersham and Amersham Pharmacia Biotech are being advised by Morgan Stanley. Molecular Dynamics is being advised by Vector Securities International.

                                   ends



Notes to editors
o Nycomed Amersham plc is a world leader in in-vivo diagnostic imaging and research-based biotechnology supply to global markets.
     The company has annual sales of Pound Sterling1.4 billion and around 11,000 employees world-wide.
o Amersham Pharmacia Biotech is a joint venture of leading international healthcare specialists - Nycomed Amersham plc and Pharmacia & Upjohn Inc. In June 1997, they merged their respective life science businesses to create one of the world's largest suppliers of biotechnology products to those involved in medical and life-science research.
o Amersham Pharmacia Biotech has its headquarters in Uppsala, Sweden with facilities in: Piscataway, Cleveland and Milwaukee, USA; Freiburg, Germany; Tokyo, Japan; and Amersham and Cardiff in the
     UK. The company has over 30 marketing and sales offices throughout the world, with a major emphasis on North America, Europe and Japan, as well as on growing markets such as the Asia Pacific region.
o    Employing more than 3,600 people, in 1997 Amersham Pharmacia
     Biotech generated sales of 425 million British pounds sterling.
     Its three core divisions achieved the following sales for the year: applied genomics - 173 million pounds; cell biology - 61 million pounds; and separations - 173 million pounds.
o In 1997 Amersham Pharmacia Biotech spent over 37 million pounds on research and development. During the year, the company applied for 30 new patents to protect new technology.
o Molecular Dynamics, a public corporation with headquarters in Sunnyvale, California, is a leading developer, manufacturer and international marketer of systems that accelerate genetic discovery and analysis. The company's products dramatically increase scientists' ability to visualise, quantify and analyse genetic information.
o MegaBACE 1000 DNA sequencing systems are designed for production-scale DNA analysis. They use 96 capillary columns, each about the size of a human hair, filled with a gel which acts as a separating filter during electrophoresis. Operating in parallel, the columns separate, detect and analyse fluorescently labeled DNA fragments. Sequence read lengths typically exceed 500 base pairs per sample. The system automates gel replacement, sample injection, DNA separation and data analysis for very significant productivity gains compared to traditional slab gel systems.
o A microarray consists of thousands of DNA samples deposited or synthesized in small spots on the surface of a slide. Microarrays promise the highest productivity of all gene expression tools and could significantly reduce the time and costs associated with the development of new diagnostic tests and pharmaceuticals. The system developed by Molecular Dynamics and Amersham Pharmacia
     Biotech permits researchers to make and analyse high-density microarrays with increased speed, efficiency and sensitivity.


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